SEC File Number 1-584
Cusip Number 315405100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) and (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
    FERRO CORPORATION

Full Name of Registrant

Former Name if Applicable
1000 LAKESIDE AVENUE

Address of Principal Executive Office (STREET AND NUMBER)
CLEVELAND, OHIO 44114

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On September 29, 2006, the Company filed its annual report on Form 10-K for the year ended December 31, 2005. The report was delayed until the Company completed a restatement of its financial results for the year ended December 31, 2003 and the quarter ended March 31, 2004 and filed its annual report of Form 10-K for the year ended December 31, 2004. However, because of the delay in completing the 2004 and 2005 results, the Company has not filed its quarterly reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. The Company is endeavoring to complete these reports as soon as is practicable. Until that information is filed, the Company is unable to file its quarterly report on Form 10-Q for the fiscal period ended September 30, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Gannon	(216)	641-8580

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). ☐ Yes ☑ No
1.	The quarterly report on Form 10-Q for the period ended March 31, 2006

2.	The quarterly report on Form 10-Q for the period ended June 30, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
     The Company expects that financial results for the quarter ending September 30, 2006 will show improvements in revenue and total segment income, compared to the same period in 2005. Based on current estimates, the Company expects increased sales in its Performance Coatings, Color and Glass Performance Materials, Electronics Materials and Polymer Additives segments, compared to the prior year. The Company also expects total segment income to increase from the prior year, driven by improvements in Performance Coatings and Electronic Materials. Interest expense is expected to increase from the prior year quarter due to increased borrowing and increased interest rates on the Company’s borrowings. In 2005, the Company incurred a $5.3 million pre-tax gain on natural gas supply contracts. The Company expects to record a loss on natural gas contracts of less than $0.5 million in the third quarter of 2006.
     Since the Company has not yet finalized its results for the third quarter, it cannot provide specific quantitative financial results at this time. The Company was delayed in the preparation of its Quarterly Report on Form 10-Q for the period ending September 30, 2006 by delays in filing its Annual Report on Form 10-K for 2004 (filed March 31, 2006) and for 2005 (filed September 29, 2006). The Company will complete its quarterly financial filings for 2006 as soon as practicable, and currently expects to complete these filings by the end of 2006.
FERRO CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2006	By	/s/ Thomas M. Gannon
Thomas M. Gannon
Vice President and Chief Financial Officer